UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In November 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller´s
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,610,589	64.5988	32.5438
Non-Voting Shares	2,066,719	2.6262	1.3032
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	buy	26/nov	200	144.98	R$ 28,996.00
Common Shares		buy	26/nov	1,000	145.00	R$ 145,000.00
Common Shares		buy	26/nov	200	144.99	R$ 28,998.00
Common Shares		buy	26/nov	100	145.48	R$ 14,548.00
Common Shares		buy	26/nov	100	145.96	R$ 14,596.00
Common Shares		buy	26/nov	100	145.97	R$ 14,597.00
Common Shares		buy	26/nov	800	147.98	R$ 118,384.00
Common Shares		buy	29/nov	100	147.45	R$ 14,745.00
Common Shares		buy	29/nov	100	147.40	R$ 14,740.00
Common Shares		buy	29/nov	1,200	147.50	R$ 177,000.00
Common Shares		buy	29/nov	400	148.00	R$ 59,200.00
Common Shares		buy	29/nov	100	147.99	R$ 14,799.00
Common Shares		buy	29/nov	1,100	149.00	R$ 163,900.00
Common Shares		buy	29/nov	400	148.50	R$ 59,400.00
Common Shares		buy	29/nov	100	148.99	R$ 14,899.00
Common Shares		buy	29/nov	100	148.89	R$ 14,889.00
Common Shares		buy	29/nov	900	148.90	R$ 134,010.00
Common Shares		buy	29/nov	1,200	148.98	R$ 178,776.00
Common Shares		buy	30/nov	100	148.99	R$ 14,899.00
Common Shares		buy	30/nov	200	149.00	R$ 29,800.00
Common Shares		Total		8,500		R$ 1,256,176.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	51,619,089	64.6094	32.5491
Non-Voting Shares	2,066,719	2.6262	1.3032

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In November 2004 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	757,466	0.9480	0.4776
Non-Voting Shares	781,706	0.9933	0.4929
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	757,466	0.9480	0.4776
Non-Voting Shares	781,706	0.9933	0.4929

In November 2004 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x) Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In November 2004 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	46,390	0.0580	0.0292
Non-Voting Shares	119,772	0.1521	0.0755
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	46,390	0.0580	0.0292
Non-Voting Shares	119,772	0.1521	0.0755

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2004 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	18,196	0.0231	0.0114
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C.	buy	24/nov	900	169.99	R$ 152,991.00
Non-Voting Shares		buy	24/nov	600	170.00	R$ 102,000.00
Non-Voting Shares		Total		1,500		R$ 254,991.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	59,788	0.0748	0.0377
Non-Voting Shares	19,696	0.0250	0.0124

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.